BRF S.A.

A Publicly Traded Company with Authorized Capital

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

MINUTES OF THE 93rd EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS

DATE, TIME AND PLACE: February 19, 2014 at 8:00 a.m. at Rua Hungria, 1400 – 5th floor, São Paulo, SP. CHAIR: Abilio Diniz, Chairman; Edina Biava, Secretary. ATTENDANCE: All effective members. DECISIONS ADOPTED: 1. Proposal for Acquisition of a corporate stake in the capital stock of AKF – The Executive Board was authorized to sign a binding offer with the shareholders of Al Khan Foods LLC (“AKF”), current distributer of production in Oman, for the acquisition of a corporate stake. Contingent on the conditions precedent pursuant to the Offer being met, BRF will acquire a 40% stake in the capital stock of AKF, based on a total enterprise value of the company of US$ 68.5 million. Pursuant to the Offer, BRF shall acquire the remaining stake in AKF between 36 and 90 months from the date of the first acquisition in compliance with the limits stipulated under the legislation and usual practices of Oman and in accordance with the future results of AKF. São Paulo, February 19, 2014. These minutes were approved by all attending Directors: ABILIO DINIZ, Chairman; SÉRGIO RICARDO SILVA ROSA, Vice Chairman; CARLOS FERNANDO COSTA; DÉCIO DA SILVA; JOSÉ CARLOS REIS MAGALHÃES NETO; LUIZ FERNANDO FURLAN; LUÍS CARLOS FERNANDES AFONSO; MANOEL CORDEIRO SILVA FILHO; PAULO ASSUNÇÃO DE SOUSA; WALTER FONTANA FILHO and SIMON CHENG. EDINA BIAVA, Secretary.